1940 Act File No. 811-_____


  As filed with the Securities and Exchange Commission on March 24th, 1998



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                 FORM N-8A


        NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)
                   OF THE INVESTMENT COMPANY ACT OF 1940


           The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
         __________________________________________________________


 Name:  Central Asset Fund, Inc.


 Address of Principal Business Office (No. & Street, City, State Zip Code): c/o Comerica Bank, 411 W. Lafayette Avenue, Detroit, Michigan 48226


 Telephone Number (including area code):  (313)222-4602

 Name and address of agent for service of process:
 James A. McIntosh, Comerica Bank, 411 W. Lafayette Avenue, Detroit, MI
 48226
 ___________________________________________________________________________
 _
 Check Appropriate Box:

           Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO[X]

           Item 1.  Exact name of registrant.

                          Central Asset Fund, Inc.

           Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                          Maryland - March 4, 1998

           Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                                Corporation

           Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                             Management Company

           Item 5.  If registrant is a management company:

           (a) state whether registrant is a "closed-end" company or an "open-end" company;

                                 Closed-End

           (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                Diversified

           Item 6. Name and address of each investment adviser of registrant.

                          World Asset Management
                          255 East Brown Street, Suite 250
                          Birmingham, Michigan  48009

           Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

           Officers:

                          James A. McIntosh
                          Robert H. Bockrath II
                          Jane S. Miller
                          Julie A. Elya
                          Harish Raghavan
                          David C. Gylfe
                          Jonathan Plowe

           The business address of each of Messrs. McIntosh, Bockrath and Gylfe and Ms. Miller and Ms. Elya is Comerica Bank, 411 W. Lafayette Avenue, Detroit, Michigan 48226. The business address of each of Messrs. Raghavan and Plowe is Merrill Lynch & Co., 250 Vesey Street, North Tower, World Financial Center, New York, New York 10281-1613.

           Directors:

                          James A. McIntosh
                          411 W. Lafayette Avenue
                          Detroit, Michigan  48226

                          Jane S. Miller
                          411 W. Lafayette Avenue
                          Detroit, Michigan  48226

                          John F. Sase
                          18823 San Quentin
                          Lathrup Village, Michigan  48076

                          Donald J. Puglisi
                          1500 Casho Mill Road
                          Suite 3
                          P.O. Box 885
                          Newark, Delaware  19715

                          William R. Latham III
                          Department of Economics
                          University of Delaware
                          Newark, Delaware  19716

           Item 8. If registrant is an unincorporated investment company not having a board of directors:

           (a)  state the name and address of each sponsor of registrant;

           (b) state the name and address of each officer and director of each sponsor of registrant;

           (c) state the name and address of each trustee and each custodian of registrant.

                               NOT APPLICABLE

           Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                     No

           (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                               NOT APPLICABLE

           (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                     No

           (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                    Yes

           (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

           Number of beneficial owners of registrant's outstanding securities:

                                    One

           Name of any company owning 10 percent or more of registrant's outstanding voting securities:

                                    None

           Item 10.  State the current value of registrant's total assets.

                                    $10

           Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                     No

           Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                               NOT APPLICABLE

                                 SIGNATURES

           Pursuant to the requirements of the Investment Company Act of 1940 the registrant has caused this notification of registration to be duly signed on its behalf of the city of New York and state of New York on the 24th day of March, 1998.


                                Signature: Central Asset Fund, Inc.




                                      By:  /s/James A. MacIntosh
                                           ----------------------------
                                           James A. McIntosh


 Attest:  /s/David C. Gylfe
         -------------------------
         Name: David C. Gylfe
         Title: Assistant Secretary